UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8–K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 18, 2020

MID-CON ENERGY PARTNERS, LP

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-35374 (Commission File Number)	45-2842469 (IRS Employer Identification No.)

2431 E. 61st Street, Suite 800

Tulsa, Oklahoma

(Address of principal executive offices)

74136

(Zip code)

(918) 748-3361

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	MCEP	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

As previously disclosed, on October 25, 2020, Contango Oil & Gas Company, a Texas corporation (“Contango”), Michael Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Contango (“Merger Sub”), Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con”), and Mid-Con Energy GP, LLC, a Delaware limited liability company and the general partner of Mid-Con, entered into an Agreement and Plan of Merger (the “Merger Agreement”), that provides for, among other things, the merger of Merger Sub with and into Mid-Con (the “Merger”), with Merger Sub surviving as a wholly owned subsidiary of Contango.

On December 18, 2020, holders of common units representing limited partner interests in Mid-Con (“Mid-Con Common Units”) which holders beneficially own a majority of the outstanding Mid-Con Common Units, and which are parties to the Voting and Support Agreement, dated as of October 25, 2020, delivered a written consent (i) adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) approving the amendment and restatement of the Mid-Con Energy Partners, LP Long-Term Incentive Program (the “Program”). The delivery of this consent is sufficient to adopt the Merger Agreement, and thereby approve the Merger, and to approve the amendment and restatement of the Program without the receipt of written consents from any other holder of Mid-Con Common Units.

On December 21, 2020, Mid-Con and Contango issued a joint press release announcing that the Mid-Con consent solicitation process will conclude on January 6, 2020, and that the Merger is expected to close on or about January 21, 2020. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits
(d)	List of Exhibits
99.1	Joint Press Release dated December 21, 2020.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger (the “Proposed Merger”). The Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form S-4 (Registration No. 333-250862) filed by Contango with the SEC on November 22, 2020 (as amended on December 4, 2020 and December 18, 2020, the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT CONSENT STATEMENT/INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint consent statement/information statement/prospectus was first mailed to holders of Mid-Con Common Units on or about December 18, 2020. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Mid-Con at www.mceplp.com or by directing a request to Mid-Con’s Investor Relations Department at MSA.OwnerRelations@Contango.com or Contango at www.contango.com or by directing a request to Contango’s Investor Relations Department at investorrelations@contango.com.

Participants in the Solicitation

Mid-Con, Contango and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in a solicitation in connection with the Proposed Merger. Information regarding Mid-Con’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020 and its Current Reports on Form 8-K, filed with the SEC on June 10, 2020 and August 6, 2020. Information regarding Contango’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Shareholders, filed with the SEC on April 28, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 20, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the Consent Statement/Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger filed with the SEC. Shareholders, unitholders, potential investors and other readers should read the Consent Statement/Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on Mid-Con’s current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal” and similar expressions identify forward-looking statements and express Mid-Con’s expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Mid-Con expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Mid-Con’s or Contango’s control. Consequently, actual future results could differ materially from Mid-Con’s expectations due to a number of factors, including, but not limited to: the risk that Mid-Con’s and Contango’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Merger may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that a condition to closing of the Proposed Merger may not be satisfied; the length of time necessary to consummate the Proposed Merger, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Merger on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication of the Proposed Merger on Mid-Con’s unit price or Contango’s stock price; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (“NGL”) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for Mid-Con’s and Contango’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Mid-Con’s and Contango’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Mid-Con’s and Contango’s indebtedness; risks related to Mid-Con’s and Contango’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Mid-Con’s and Contango’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Mid-Con and Contango may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Mid-Con’s and Contango’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Mid-Con’s and Contango’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Mid-Con’s and Contango’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Mid-Con’s and Contango’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Mid-Con’s and Contango’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Mid-Con’s or Contango’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share or unit of Mid-Con and Contango, as applicable, for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share or unit of Mid-Con and Contango, as applicable. Mid-Con does not give any assurance (1) that either Mid-Con or Contango will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Merger or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Mid-Con or the Proposed Merger, the combined company or other matters and attributable to Mid-Con or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Mid-Con assumes no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID-CON ENERGY PARTNERS, LP
		By:	Mid-Con Energy GP, LLC
its general partner

Dated:	December 21, 2020	By:	/s/Sherry L. Morgan
Sherry L. Morgan
Chief Executive Officer